

07000724

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2006** AND ENDING **DECEMBER 31, 2006**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

TUOHY BROTHERS INVESTMENT RESEARCH, INC. **FIRM ID. NO.**



MAIL
RECEIVED
PROCESSING
FEB 23 2007
WASH. D.C.
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING – 40 WALL STREET – 34TH FLOOR

NEW YORK	**NEW YORK**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DiPRIZITO **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 1 2 2007

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***JUDSON P. TUOHY***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***TUOHY BROTHERS INVESTMENT RESEARCH, INC., as of DECEMBER 31, 2006***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

CEO
Title

X ______________________ Gloria A. Rivera
Notary Public, State of New York
No. [illegible]
Notary Public
Commission Expires August [illegible] 2009

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***JUDSON P. TUOHY,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***TUOHY BROTHERS INVESTMENT RESEARCH, INC.,*** as of ***DECEMBER 31, 2006***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions



(Signature)

CEO

(Title)



(Notary Public)

Gloria A. Rivera
[illegible] Public, [illegible] of [illegible] York
[illegible]
[illegible] 23, 2009


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH. D.C.
186
SECTION

TUOHY BROTHERS INVESTMENT RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

TUOHY BROTHERS INVESTMENT RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 115,196
Due from broker	131,100
Commissions receivable	17,500
Fixed assets - net of accumulated depreciation of $17,611 (note 2(c))	26,486
Other assets	6,571
Total assets	$ 296,853
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 11,841
Total liabilities	11,841
Commitments and Contingencies (Notes 4)	
Stockholders' equity (Note 5)	
Common stock, $.10 par value, 5,000 shares authorized, 100 shares issued and outstanding.	150,000
Retained earnings	135,012
Total stockholders' equity	285,012
Total liabilities and stockholders' equity	$ 296,853

The accompanying notes are an integral part of this statement.

TUOHY BROTHERS INVESTMENT RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1- Nature of Business

Tuohy Brothers Investment Research, Inc. (The "Company") is a New York State corporation formed in October 2004, for the purpose of conducting business as a broker/dealer of securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers Inc. Trading operations began in June 2005.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) Fixed Assets
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line methods. Organization expense is amortized over five years using the straight-line method.

d) Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

e) Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

TUOHY BROTHERS INVESTMENT RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 3- Commitments

Office Lease

The Company leases its premises under a lease expiring on May 31, 2007. The Company's minimum rental commitment is as follows:

2007	$20,000

Note 4- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006, the Company had net capital of $251,955, which was $246,955 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.70%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2006, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors
Tuohy Brothers Investment Research, Inc.
c/o Gettenberg Consulting
40 Wall Street, 34th Floor
New York, N.Y. 10005

Gentlemen:

We have audited the accompanying statement of financial condition of Tuohy Brothers Investment Research, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition.. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tuohy Brothers Investment Research, Inc., as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2007


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH., D.C.
186
SECTION

TUOHY BROTHERS INVESTMENT RESEARCH, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2006



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors
Tuohy Brothers Investment Research, Inc.
c/o Gettenberg Consulting
40 Wall Street, 34th Floor
New York, N.Y. 10005

Gentlemen:

In planning and performing our audit of the financial statements of Tuohy Brothers Investment Research, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Tuohy Brothers Investment Research, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of Tuohy Brothers Investment Research, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations and your net capital, or determination of the reserve requirements and your corresponding focus report part II A filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2007

END